Exhibit 3.6
Filed in the Office of Secretary of State State Of Nevada Business Number C6781-1993 Filing Number 20254696374 Filed On 2/27/2025 10:02:00 AM Number of Pages 10

Filed in the Office of	Business Number C6781-1993
FVAguilar	Filing Number 20254696374
Secretary of State State Of Nevada	Filed On 2/27/2025 10:02:00 AM
	Number of Pages 10

FRANCISCO V. AGUILAR
Secretary of State
401 North Carson Street
Carson City, Nevada 89701-4201
(775) 684-5708
Website: www.nvsos.gov

Certificate, Amendment or Withdrawal of Designation

NRS 78.1955, 78.1955(6)

☒ Certificate of Designation
☐ Certificate of Amendment to Designation - Before Issuance of Class or Series
☐ Certificate of Amendment to Designation - After Issuance of Class or Series
☐ Certificate of Withdrawal of Certificate of Designation

TYPE OR PRINT - USE DARK INK ONLY - DO NOT HIGHLIGHT

1. Entity information:	Name of entity: First Busey Corporation Entity or Nevada Business Identification Number (NVID): NV19931053778
2. Effective date and time:	For Certificate of Designation or Amendment to Designation Only (Optional): Date: 02/28/2025 Time: 10:01 p.m. CST (must not be later than 90 days after the certificate is filed)
3. Class or series of stock: (Certificate of Designation only)	The class or series of stock being designated within this filing: Series A Non-Cumulative Perpetual Preferred Stock
4. Information for amendment of class or series of stock:	The original class or series of stock being amended within this filing:
5. Amendment of class or series of stock:	☐ Certificate of Amendment to Designation- Before Issuance of Class or Series As of the date of this certificate no shares of the class or series of stock have been issued. ☐ Certificate of Amendment to Designation- After Issuance of Class or Series The amendment has been approved by the vote of stockholders holding shares in the corporation entitling them to exercise a majority of the voting power, or such greater proportion of the voting power as may be required by the articles of incorporation or the certificate of designation.
6. Resolution: Certificate of Designation and Amendment to Designation only)	By resolution of the board of directors pursuant to a provision in the articles of incorporation this certificate establishes OR amends the following regarding the voting powers, designations, preferences, limitations, restrictions and relative rights of the following class or series of stock.* See Annex A attached.
7. Withdrawal:	Designation being Withdrawn: Date of Designation: No shares of the class or series of stock being withdrawn are outstanding. The resolution of the board of directors authorizing the withdrawal of the certificate of designation establishing the class or series of stock: *
8. Signature: (Required)	X [signature] EVP, General Counsel Signature of Officer Date: 02/27/2025

* Attach additional page(s) if necessary

This form must be accompanied by appropriate fees.

Annex A

**CERTIFICATE OF DESIGNATION
OF
SERIES A NON-CUMULATIVE PERPETUAL PREFERRED STOCK
OF
FIRST BUSEY CORPORATION**

First Busey Corporation, a corporation organized and existing under the laws of the State of Nevada (the "Corporation"), does hereby certify that:

Pursuant to the authority conferred on the board of directors of the Corporation (the "Board") by the Amended and Restated Articles of Incorporation of the Corporation (the "Articles") and the Nevada General Corporation Law, the Board adopted the following resolution creating a series of preferred stock, designated as the Series A Non-Cumulative Perpetual Preferred Stock.

WHEREAS, the Articles provide for the issuance of two classes of shares: the common stock, par value $0.001 per share (the "Common Stock"), and the preferred stock, par value $0.001 per share (the "Preferred Stock"); and

WHEREAS, the Board is authorized by the Articles to provide for the establishment and/or the issuance of any series of Preferred Stock, the designation of such series and the preferences, limitations and relative rights relating to the shares of such series.

NOW, THEREFORE, BE IT RESOLVED, that there hereby is created out of the shares of the Preferred Stock, a series of Preferred Stock, to be named "Series A Non-Cumulative Perpetual Preferred Stock," consisting of 7,750 shares, which series shall have the following preferences, limitations and relative rights:

1. Designation and Number of Shares. There is hereby created out of the authorized and unissued shares of preferred stock of the Corporation authorized by Paragraph A of Article Fourth of the Articles a series of preferred stock designated as the "Series A Non-Cumulative Perpetual Preferred Stock" (the "Series A Preferred Stock"). The par value of the Series A Preferred Stock shall be $0.001 per share. The authorized number of shares of Series A Preferred Stock shall be 7,750. The number of shares constituting the Series A Preferred Stock may be increased from time to time by resolution of the Board or a duly authorized committee of the Board in accordance with the Articles, the bylaws of the Corporation (the "Bylaws"), and applicable law up to the maximum number of shares of Preferred Stock authorized to be issued under the Articles less all shares at the time authorized of any other series of Preferred Stock or decreased from time to time by a resolution of the Board or a duly authorized committee of the Board in accordance with the Articles, the Bylaws, and applicable law but not below the number of shares of Series A Preferred Stock then outstanding. Shares of Series A Preferred Stock shall be dated the date of issue, which date shall be referred to herein as the "original issue date." Shares of outstanding Series A Preferred Stock that are redeemed, purchased, or otherwise acquired by the Corporation shall, automatically and without any further action, be cancelled and shall revert to authorized but unissued shares of the Preferred Stock, undesignated as to series. The Corporation shall have the

authority to issue fractional shares of Series A Preferred Stock.

2. Definitions. As used herein with respect to the Series A Preferred Stock:

"Appropriate Federal Banking Agency" means the "appropriate Federal banking agency" with respect to the Corporation as defined in Section 3(q) of the Federal Deposit Insurance Act (12 U.S.C. Section 1813(q)), or any successor provision.

"Business Day" means any day, other than a Saturday or Sunday, that is neither a legal holiday nor a day on which banking institutions are authorized or required by law or regulation to close in Nevada.

3. Ranking. The shares of Series A Preferred Stock shall rank:

(a) senior, as to dividends and upon liquidation, dissolution, and winding-up of the Corporation, to the Common Stock and to any other class or series of capital stock of the Corporation now or hereafter authorized, issued, or outstanding that, by its terms, does not expressly provide that such class or series ranks *pari passu* with the Series A Preferred Stock or senior to the Series A Preferred Stock as to dividends and upon liquidation, dissolution, and winding-up of the Corporation, as the case may be (collectively, "Series A Junior Stock");

(b) on a parity, as to dividends and upon liquidation, dissolution, and winding-up of the Corporation, with any class or series of capital stock of the Corporation now or hereafter authorized, issued, or outstanding that, by its terms, expressly provides that such class or series ranks *pari passu* with the Series A Preferred Stock as to dividends and upon liquidation, dissolution, and winding-up of the Corporation, as the case may be (collectively, "Series A Parity Stock"); and

(c) junior, as to dividends and upon liquidation, dissolution, and winding-up of the Corporation, to any other class or series of capital stock of the Corporation now or hereafter authorized, issued, or outstanding that, by its terms, expressly provides that such class or series ranks senior to the Series A Preferred Stock as to dividends and upon liquidation, dissolution, and winding-up of the Corporation, as the case may be.

The Corporation may authorize and issue additional shares of Series A Preferred Stock, Series A Junior Stock and Series A Parity Stock from time to time without the consent of the holders of the Series A Preferred Stock.

4. Dividends.

(a) Holders of Series A Preferred Stock will be entitled to receive, only when, as, and if declared by the Board or a duly authorized committee of the Board, on each Dividend Payment Date (as defined below), out of assets legally available for the payment

of dividends thereof, non-cumulative cash dividends based on the liquidation preference of the Series A Preferred Stock of $1,000 per share. Dividends on each share of Series A Preferred Stock shall accrue at a rate equal to 8.00% per annum on the liquidation preference of $1,000 per share for each Dividend Period (as defined below) from and including March 15, 2025. In the event the Corporation issues additional shares of the Series A Preferred Stock after the original issue date, dividends on such shares may accrue from the original issue or any other date specified by the Board or a duly authorized committee of the Board at the time such additional shares are issued. Dividends on the Series A Preferred Stock will not be cumulative and will not be mandatory.

(b) If declared by the Board or a duly authorized committee of the Board, dividends will be payable on the Series A Preferred Stock quarterly in arrears on March 15, June 15, September 15, and December 15 of each year, beginning on June 15, 2025 (each such day a "Dividend Payment Date"). In the event that any Dividend Payment Date falls on a day that is not a Business Day, the dividend payment due on that date shall be postponed to the next day that is a Business Day and no additional dividends shall accrue as a result of that postponement.

(c) Dividends will be payable to holders of record of Series A Preferred Stock as they appear on the Corporation's stock register on the applicable record date, which shall be the 15th calendar day before the applicable Dividend Payment Date, or such other record date, not less than 15 calendar days nor more than 30 calendar days before the applicable Dividend Payment Date, as such record date shall be fixed by the Board or a duly authorized committee of the Board.

(d) A "Dividend Period" is the period from and including a Dividend Payment Date to, but excluding, the next succeeding Dividend Payment Date or any earlier redemption date, except that the initial Dividend Period shall be deemed to have commenced on and include March 15, 2025 and continue to, but exclude, the next Dividend Payment Date. Dividends payable on the Series A Preferred Stock will be computed on the basis of a 360-day year consisting of twelve 30-day months. Dollar amounts resulting from the calculation will be rounded to the nearest cent, with one-half cent being rounded upward. Dividends on the Series A Preferred Stock will cease to accrue on the redemption date, if any, with respect to the Series A Preferred Stock redeemed, unless the Corporation defaults in the payment of the redemption price of the Series A Preferred Stock called for redemption.

(e) Dividends on the Series A Preferred Stock will not be cumulative. If the Board or a duly authorized committee of the Board does not declare a dividend, in full or otherwise, on the Series A Preferred Stock in respect of a Dividend Period, then such unpaid dividends shall cease to accrue and shall not be payable on the applicable Dividend Payment Date or be cumulative, and the Corporation will have no obligation to pay (and the holders of the Series A Preferred Stock will have no right to receive) dividends accrued for such Dividend Period after the Dividend Payment Date for such Dividend Period, whether or not the Board or a duly authorized committee of the Board declares a dividend for any future Dividend Period with respect to the Series A Preferred Stock, the Common

Stock, or any other class or series of the Corporation's preferred stock. No interest, or sum of money in lieu of interest, shall be payable in respect of any dividend not declared.

(f) Notwithstanding any other provision hereof, dividends on the Series A Preferred Stock shall not be declared, paid, or set aside for payment to the extent such act would cause the Corporation to fail to comply with the laws and regulations applicable to it, including applicable capital adequacy rules of the Board of Governors of the Federal Reserve System (the "Federal Reserve") or, as and if applicable, the capital adequacy rules or regulations of any Appropriate Federal Banking Agency.

(g) So long as any share of Series A Preferred Stock remains outstanding, on and after June 16, 2025:

(i) no dividend or distribution shall be declared, paid or set aside for payment, and no distribution shall be declared or made or set aside for payment, on any Series A Junior Stock, other than (A) a dividend payable solely in Series A Junior Stock or (B) any dividend in connection with the implementation of a stockholders' rights plan, or the issuance of rights, stock, or other property under any such plan, or the redemption or repurchase of any rights under any such plan;

(ii) no shares of Series A Junior Stock shall be repurchased, redeemed, or otherwise acquired for consideration by the Corporation, directly or indirectly, other than (A) as a result of a reclassification of Series A Junior Stock for or into other Series A Junior Stock, (B) the exchange or conversion of one share of Series A Junior Stock for or into another share of Series A Junior Stock, (C) through the use of the proceeds of a substantially contemporaneous sale of other shares of Series A Junior Stock, (D) purchases, redemptions, or other acquisitions of shares of Series A Junior Stock in connection with any employment contract, benefit plan, or other similar arrangement with or for the benefit of employees, officers, directors, or consultants, (E) purchases of shares of Series A Junior Stock pursuant to a contractually binding requirement to buy Series A Junior Stock existing prior to the preceding Dividend Period, including under a contractually binding stock repurchase plan, or (F) the purchase of fractional interests in shares of Series A Junior Stock pursuant to the conversion or exchange provisions of such stock or the security being converted or exchanged; nor shall any monies be paid to or made available for a sinking fund for the redemption of any such securities by the Corporation; and

(iii) no shares of Series A Parity Stock shall be repurchased, redeemed, or otherwise acquired for consideration by the Corporation, directly or indirectly, other than (A) pursuant to pro rata offers to purchase all, or a pro rata portion, of the Series A Preferred Stock and such Series A Parity Stock, if any, (B) as a result of a reclassification of Series A Parity Stock for or into other Series A Parity Stock, (C) the exchange or conversion of one share of Series A Parity Stock for or into another share of Series A Parity Stock or Series A Junior Stock, (D) through the use of the proceeds of a substantially contemporaneous sale of other shares of Series

A Parity Stock or Series A Junior Stock, (E) purchases of shares of Series A Parity Stock pursuant to a contractually binding requirement to buy Series A Parity Stock existing prior to the preceding Dividend Period, including under a contractually binding stock repurchase plan, or (F) the purchase of fractional interests in shares of Series A Parity Stock pursuant to the conversion or exchange provisions of such stock or the security being converted or exchanged; nor shall any monies be paid to or made available for a sinking fund for the redemption of any such securities by the Corporation;

unless, in each case, the full dividends for the most recently completed Dividend Period on all outstanding shares of Series A Preferred Stock have been declared and paid or declared and a sum sufficient for the payment thereof has been set aside.

(h) Notwithstanding the foregoing, if dividends are not paid in full, or set aside for payment in full, on any dividend payment date, upon the shares of Series A Preferred Stock and any Series A Parity Stock, all dividends declared upon shares of Series A Preferred Stock and any Series A Parity Stock for such dividend payment date shall be declared on a pro rata basis in proportion to the respective amounts of undeclared and unpaid dividends for the Series A Preferred Stock and all Series A Parity Stock on such dividend payment date. To the extent a dividend period with respect to any Series A Parity Stock coincides with more than one Dividend Period, for purposes of the immediately preceding sentence the Board shall treat such dividend period as two or more consecutive dividend periods, none of which coincides with more than one Dividend Period, or shall treat such dividend period(s) with respect to any Series A Parity Stock and Dividend Period(s) for purposes of the immediately preceding sentence in any other manner that it deems to be fair and equitable in order to achieve ratable payments of dividends on such Series A Parity Stock and the Series A Preferred Stock. To the extent a Dividend Period coincides with more than one dividend period with respect to any Series A Parity Stock, for purposes of the first sentence of this paragraph the Board shall treat such Dividend Period as two or more consecutive Dividend Periods, none of which coincides with more than one dividend period with respect to such Series A Parity Stock, or shall treat such Dividend Period(s) and dividend period(s) with respect to any Series A Parity Stock for purposes of the first sentence of this paragraph in any other manner that it deems to be fair and equitable in order to achieve ratable payments of dividends on the Series A Preferred Stock and such Series A Parity Stock. For the purposes of this paragraph, the term "dividend period" as used with respect to any Series A Parity Stock means such dividend periods as are provided for in the terms of such Series A Parity Stock.

(i) Subject to the foregoing, dividends (payable in cash, stock, or otherwise), as may be determined by the Board or a duly authorized committee of the Board, may be declared and paid on the Common Stock and any other class or series of capital stock ranking equally with or junior to Series A Preferred Stock from time to time out of any assets legally available for such payment, and the holders of Series A Preferred Stock shall not be entitled to participate in any such dividend.

5. Liquidation

(a) Upon any voluntary or involuntary liquidation, dissolution, or winding-up of the Corporation, holders of Series A Preferred Stock are entitled to receive out of the assets of the Corporation available for distribution to stockholders, after satisfaction of liabilities and obligations to creditors, if any, and subject to the rights of holders of any securities then outstanding ranking senior to or on parity with the Series A Preferred Stock with respect to distributions of assets, before any distribution or payment out of the assets of the Corporation is made to holders of Common Stock or any Series A Junior Stock, a liquidating distribution in the amount of the liquidation preference of $1,000 per share plus any declared and unpaid dividends prior to the payment of the liquidating distribution, without accumulation of any dividends that have not been declared prior to the payment of the liquidating distribution. After payment of the full amount of such liquidating distribution, the holders of Series A Preferred Stock shall not be entitled to any further participation in any distribution of assets of the Corporation.

(b) In any such liquidating distribution, if the assets of the Corporation are not sufficient to pay the liquidation preferences (as defined below) in full to all holders of Series A Preferred Stock and all holders of any Series A Parity Stock, the amounts paid to the holders of Series A Preferred Stock and to the holders of all Series A Parity Stock will be paid pro rata in accordance with the respective aggregate liquidation preferences of those holders. In any such distribution, the "liquidation preference" of any holder of Series A Preferred Stock or any Series A Parity Stock means the amount otherwise payable to such holder in such distribution (assuming no limitation on the Corporation's assets available for such distribution), including any declared but unpaid dividends (and, in the case of any holder of stock other than the Series A Preferred Stock on which dividends accrue on a cumulative basis, an amount equal to any unpaid, accrued, cumulative dividends, whether or not declared, as applicable). If the liquidation preference has been paid in full to all holders of Series A Preferred Stock and any Series A Parity Stock, the holders of the Corporation's Series A Junior Stock shall be entitled to receive all remaining assets of the Corporation according to their respective rights and preferences.

(c) For purposes of this Section 5, neither the sale, conveyance, exchange, or transfer of all or substantially all of the assets or business of the Corporation for cash, securities, or other property, nor the merger or consolidation of the Corporation with any other entity, including a merger or consolidation in which the holders of Series A Preferred Stock receive cash, securities, or property for their shares, shall constitute a liquidation, dissolution, or winding-up of the Corporation.

6. Redemption.

(a) The Series A Preferred Stock is not subject to any mandatory redemption, sinking fund, or other similar provision. The Series A Preferred Stock is not redeemable prior to March 2, 2030. Shares of Series A Preferred Stock then outstanding will be redeemable at the option of the Corporation, in whole or in part, from time to time, on March 2, 2030, or on any Dividend Payment Date on or after March 2, 2030, at a

redemption price equal to $1,000 per share, plus any declared and unpaid dividends, without accumulation of any undeclared dividends, to, but excluding, the date of redemption. Holders of the Series A Preferred Stock will have no right to require the redemption or repurchase of the Series A Preferred Stock. Notwithstanding the foregoing, at any time within 90 days following the occurrence of a Regulatory Capital Treatment Event (as defined below), the Corporation, at its option, may redeem, all (but not less than all) of the shares of the Series A Preferred Stock at the time outstanding, at a redemption price equal to $1,000 per share, plus any declared and unpaid dividends, without accumulation of any undeclared dividends, upon notice given as provided in sub-section (c) below. Any declared but unpaid dividends payable on a redemption date that occurs subsequent to the record date for a Dividend Period shall not be paid to the holder entitled to receive the redemption price on the redemption date, but rather shall be paid to the holder of record of the redeemed shares on such record date relating to the Dividend Payment Date as provided in Section 4(c) above. In all cases, the Corporation may not redeem shares of the Series A Preferred Stock without having received the prior approval of the Federal Reserve or any successor Appropriate Federal Banking Agency if then required under capital rules applicable to the Corporation.

(b) A "Regulatory Capital Treatment Event" means the good faith determination by the Board or a duly authorized committee of the Board that, as a result of (i) any amendment to, or change in, the laws, rules, or regulations of the United States or any political subdivision of or in the United States (including, for the avoidance of doubt, any agency or instrumentality of the United States, including the Federal Reserve and other federal banking agencies) that is enacted or becomes effective after the initial issuance of any share of the Series A Preferred Stock; (ii) any proposed change in those laws, rules, or regulations that is announced after the initial issuance of any share of the Series A Preferred Stock; or (iii) any official administrative decision or judicial decision or administrative action or other official pronouncement interpreting or applying those laws, rules, or regulations or policies with respect thereto that is announced after the initial issuance of any share of the Series A Preferred Stock, there is more than an insubstantial risk that the Corporation will not be entitled to treat the full liquidation value of $1,000 per share of the Series A Preferred Stock then outstanding as "Tier 1 Capital" (or its equivalent) for purposes of the capital adequacy rules of the Federal Reserve (or, as and if applicable, the capital adequacy rules or regulations of any successor Appropriate Federal Banking Agency), as then in effect and applicable, for as long as any share of the Series A Preferred Stock is outstanding.

(c) If shares of Series A Preferred Stock are to be redeemed, the notice of redemption shall be given to the holders of record of the Series A Preferred Stock to be redeemed by first class mail, postage prepaid, addressed to the holders of record of such shares to be redeemed at their respective last addresses appearing on the Corporation's stock register not less than 30 days nor more than 60 days prior to the date fixed for redemption thereof. Each notice of redemption will include a statement setting forth (i) the redemption date; (ii) the number of shares of Series A Preferred Stock to be redeemed and, if less than all the shares held by such holder are to be redeemed, the number of such shares to be redeemed from such holder; (iii) the redemption price; and (iv) that dividends on the

shares to be redeemed will cease to accrue on the redemption date. If notice of redemption of any shares of Series A Preferred Stock has been duly given and if the funds necessary for such redemption have been set aside by the Corporation for the benefit of the holders of any shares of Series A Preferred Stock so called for redemption, then, on and after the redemption date, dividends will cease to accrue on such shares of Series A Preferred Stock; such shares of Series A Preferred Stock shall no longer be deemed outstanding; and all rights of the holders of such shares will terminate, except the right to receive the redemption price described in sub-section (a) above, without interest.

(d) In case of any redemption of only part of the shares of Series A Preferred Stock at the time outstanding, the shares to be redeemed shall be selected pro rata.

7. <u>Voting Rights</u>.

(a) Except as provided below and as determined by the Board or a duly authorized committee of the Board or as expressly required by law, the holders of shares of Series A Preferred Stock shall have no voting power, and no right to vote on any matter at any time, either as a separate series or class or together with any other series or class of shares of capital stock, and shall not be entitled to call a meeting of such holders for any purpose, nor shall they be entitled to participate in any meeting of the holders of the Common Stock.

(b) So long as any shares of Series A Preferred Stock remain outstanding, the affirmative vote or consent of the holders of at least two-thirds of all of the shares of Series A Preferred Stock at the time outstanding, voting separately as a class, shall be required to: (i) authorize, create, or issue, or increase the authorized amount of, shares of any class or series of capital stock ranking senior to the Series A Preferred Stock with respect to payment of dividends or the distribution of assets upon liquidation, dissolution, or winding up of the Corporation, or issue any obligation or security convertible into or exchangeable for, or evidencing the right to purchase, any such class or series of the Corporation's capital stock; (ii) amend, alter, or repeal the provisions of the Articles (including this Certificate of Designation), (including, unless no vote on such merger or consolidation is required by Section 7(b)(iii)(B) below, any amendment, alteration or repeal by means of a merger, consolidation, or otherwise), so as to significantly and adversely affect the powers, preferences, privileges, or rights of the Series A Preferred Stock, taken as a whole; provided, however, that any amendment to authorize, create, or issue, or increase the authorized amount of, the Series A Preferred Stock, any Series A Junior Stock or any Series A Parity Stock, or any securities convertible into or exchangeable for Series A Junior Stock or Series A Parity Stock will not be deemed to significantly and adversely affect the powers, preferences, privileges, or rights of the Series A Preferred Stock; or (iii) complete a binding share exchange or reclassification involving the Series A Preferred Stock, or complete the sale, conveyance, exchange, or transfer of all or substantially all of the assets or business of the Corporation or consolidate with or merge into any other Corporation, unless, in any case, the shares of Series A Preferred Stock outstanding at the time of such consolidation or merger or sale either (A) remain outstanding or (B) are converted into or exchanged for preference securities of the surviving entity or any entity controlling the

surviving entity having such rights, preferences, privileges, and powers (including voting powers), taken as a whole, as are not materially less favorable to the holders thereof than the rights, preferences, privileges, and powers (including voting powers) of the Series A Preferred Stock, taken as a whole.

(c) The foregoing voting provisions will not apply if (i) at or prior to the time when the act with respect to which such vote would otherwise be required shall be effected, all outstanding shares of Series A Preferred Stock shall have been redeemed or called for redemption upon proper notice and sufficient funds shall have been set aside by the Corporation for the benefit of the holders of Series A Preferred Stock to effect such redemption or (ii) such voting provisions are not permitted under the corporate governance requirements of the Nasdaq Stock Market, LLC (or any other exchange or automated quotation system on which the Common Stock may be listed or quoted).

(d) The rules and procedures for calling and conducting any meeting of the holders of Series A Preferred Stock (including, without limitation, the fixing of a record date in connection therewith), the solicitation and use of proxies at such a meeting, the obtaining of written consents, and any other aspect or matter with regard to such meeting or such consents shall be governed by any rules that the Board or any duly authorized committee of the Board, in its discretion, may adopt from time to time, which rules and procedures shall conform to the requirements of the Articles, the Bylaws, and applicable law.

8. No Conversion Rights. The holders of shares of Series A Preferred Stock shall not have any rights to convert such shares into shares of any other class or series of securities of the Corporation.

9. No Preemptive Rights. The holders of shares of Series A Preferred Stock will have no preemptive rights with respect to any shares of the Corporation's capital stock or any of its other securities convertible into or carrying rights or options to purchase or otherwise acquire any such capital stock or any interest therein, regardless of how any such securities may be designated, issued, or granted.

10. No Certificates. The Corporation may at its option issue shares of Series A Preferred Stock without certificates.

11. Transfer Agent; Registrar. The Corporation may appoint a transfer agent and registrar for the Series A Preferred Stock.

12. No Other Rights. The shares of Series A Preferred Stock shall not have any rights, preferences, privileges, or voting powers or relative, participating, optional, or other special rights, or qualifications, limitations, or restrictions thereof, other than as set forth herein or in the Articles, or as provided by applicable law.